02052366

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	943489
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 22, 2002, Series 2002-7	333-73036

Name of Person Filing the Document
(If Other than the Registrant)

p

[TPW: NYLEGAL:79737.2] 18528-00031 07/11/02 12:08pm

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: Maria Fregosi

Name: Maria Fregosi

Title: Vice President

Dated: August 22, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

AMAC027 - Price/Yield - B1

Price	150 PSA	200 PSA	300 PSA	400 PSA	500 PSA
	Yield	Yield	Yield	Yield	Yield
102-02+	5.985	5.967	5.937	5.913	5.893
102-03+	5.981	5.963	5.933	5.909	5.889
102-04+	5.977	5.959	5.928	5.904	5.884
102-05+	5.974	5.955	5.924	5.899	5.879
102-06+	5.970	5.951	5.920	5.895	5.874
102-07+	5.966	5.947	5.916	5.890	5.869
102-08+	5.962	5.943	5.911	5.886	5.865
102-09+	5.958	5.939	5.907	5.881	5.860
102-10+	**5.955**	**5.935**	**5.903**	**5.876**	**5.855**
102-11+	5.951	5.931	5.898	5.872	5.850
102-12+	5.947	5.927	5.894	5.867	5.845
102-13+	5.943	5.923	5.890	5.863	5.840
102-14+	5.940	5.919	5.885	5.858	5.836
102-15+	5.936	5.916	5.881	5.854	5.831
102-16+	5.932	5.912	5.877	5.849	5.826
102-17+	5.929	5.908	5.873	5.844	5.821
102-18+	5.925	5.904	5.868	5.840	5.816
Spread @ Center Price	**153**	**151**	**148**	**145**	**143**
WAL	**12.643**	**11.582**	**10.122**	**9.183**	**8.534**
Mod Durn	**8.100**	**7.685**	**7.071**	**6.641**	**6.322**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**
LIBOR_1MO	**1.84**	**1.84**	**1.84**	**1.84**	**1.84**

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.706	1.714	2.377	3.609	4.426	5.315

AMAC027 - Price/Yield - B2

Price	150 PSA	200 PSA	300 PSA	400 PSA	500 PSA
	Yield	Yield	Yield	Yield	Yield
101-00+	6.114	6.103	6.085	6.070	6.059
101-01+	6.110	6.099	6.080	6.066	6.054
101-02+	6.106	6.095	6.076	6.061	6.049
101-03+	6.102	6.091	6.072	6.056	6.044
101-04+	6.099	6.087	6.067	6.052	6.039
101-05+	6.095	6.083	6.063	6.047	6.034
101-06+	6.091	6.079	6.059	6.042	6.029
101-07+	6.087	6.075	6.054	6.038	6.024
101-08+	**6.083**	**6.071**	**6.050**	**6.033**	**6.020**
101-09+	6.080	6.067	6.045	6.029	6.015
101-10+	6.076	6.063	6.041	6.024	6.010
101-11+	6.072	6.059	6.037	6.019	6.005
101-12+	6.068	6.055	6.032	6.015	6.000
101-13+	6.064	6.051	6.028	6.010	5.995
101-14+	6.060	6.047	6.024	6.005	5.990
101-15+	6.057	6.043	6.019	6.001	5.985
101-16+	6.053	6.039	6.015	5.996	5.981
Spread @ Center Price	**166**	**164**	**162**	**161**	**159**
WAL	**12.643**	**11.582**	**10.122**	**9.183**	**8.534**
Mod Durn	**8.055**	**7.645**	**7.038**	**6.613**	**6.297**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**
LIBOR_1MO	**1.84**	**1.84**	**1.84**	**1.84**	**1.84**

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.706	1.714	2.377	3.609	4.426	5.315

AMAC027 - Price/Yield - B3

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA
	Yield	Yield	Yield	Yield	Yield
93-03	7.098	7.190	7.262	7.322	7.371
93-11	7.066	7.153	7.223	7.280	7.327
93-19	7.033	7.117	7.184	7.238	7.284
93-27	7.001	7.081	7.145	7.197	7.240
94-03	6.968	7.045	7.106	7.155	7.197
94-11	6.936	7.009	7.067	7.114	7.154
94-19	6.904	6.973	7.029	7.073	7.111
94-27	6.873	6.938	6.990	7.033	7.068
95-03	**6.841**	**6.902**	**6.952**	**6.992**	**7.025**
95-11	6.809	6.867	6.914	6.951	6.983
95-19	6.778	6.832	6.876	6.911	6.941
95-27	6.746	6.797	6.838	6.871	6.898
96-03	6.715	6.762	6.800	6.831	6.856
96-11	6.684	6.728	6.762	6.791	6.814
96-19	6.653	6.693	6.725	6.751	6.773
96-27	6.622	6.659	6.688	6.711	6.731
97-03	6.592	6.624	6.650	6.672	6.690
Spread @ Center Price	**234**	**240**	**245**	**249**	**253**
WAL	**14.049**	**11.582**	**10.122**	**9.183**	**8.534**
Mod Durn	**8.266**	**7.402**	**6.838**	**6.441**	**6.145**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**
LIBOR_1MO	**1.84**	**1.84**	**1.84**	**1.84**	**1.84**

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.706	1.714	2.377	3.609	4.5	5.315

Deutsche Bank Securities

AMAC 02-7
30 Year Jumbo Fixed Rate Product
Collateral Description

Product	Jumbo 30 year Fixed	
Amount	$300,000,000	+/- 5%
Settle	08/30/02	
Gross WAC	6.892%	+/- 10 bps
WAC Range	Range <= 150 bps	
Servicing Fee	25 bps	
WAM	359	+/- 2 mos
Weighted Average LTV	73.3%	(max +5%)
Average Loan Balance	$458,538	+/- $25,000
Full/Alt Documentation	95%	(min -5%)
SF/PUD	93%	(min -5%)
Primary Residence	95%	(min -5%)
Average FICO	730	+/- 10
PMI	All Loans > 80% LTV	
State Concentration	Max 50% California	
Delivery Variance	Plus/Minus 5%	
Approximate Subordination	3.00%	+/- 25 bps
Expected Rating Agencies	2 of 3	

Deutsche Bank Securities

AMAC 02-7
15 Year Jumbo Fixed Rate Product
Collateral Description

Product	Jumbo 15 year Fixed	
Amount	$75,000,000	+/- 5%
Settle	08/30/02	
Gross WAC	6.523%	+/- 10 bps
WAC Range	Range <= 210 bps	
Servicing Fee	25 bps	
WAM	178	+/- 2 mos
Weighted Average LTV	62.2%	(max +5%)
Average Loan Balance	$488,249	+/- $25,000
Full/Alt Documentation	95%	(min -5%)
SF/PUD	91%	(min -5%)
Primary Residence	83%	(min -5%)
Average FICO	735	+/- 10
PMI	All Loans > 80% LTV	
State Concentration	Max 30% California	
Delivery Variance	Plus/Minus 5%	
Approximate Subordination	1.50%	+/- 25 bps
Expected Rating Agencies	2 of 3	

AMAC027 - Price/Yield - IA7

Price	100 PSA	300 PSA	325 PSA	350 PSA	375 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-26	6.097	6.041	6.035	6.030	6.025	6.000	5.713
101-28	6.090	6.033	6.027	6.022	6.017	5.991	5.696
101-30	6.084	6.025	6.019	6.013	6.008	5.982	5.679
102-00	6.077	6.017	6.011	6.005	6.000	5.973	5.662
102-02	6.071	6.009	6.002	5.997	5.991	5.963	5.645
102-04	6.065	6.001	5.994	5.988	5.983	5.954	5.628
102-06	6.058	5.993	5.986	5.980	5.974	5.945	5.611
102-08	6.052	5.985	5.978	5.972	5.966	5.936	5.594
102-10	**6.045**	**5.977**	**5.970**	**5.964**	**5.957**	**5.927**	**5.577**
102-12	6.039	5.969	5.962	5.955	5.949	5.918	5.560
102-14	6.032	5.961	5.954	5.947	5.941	5.909	5.543
102-16	6.026	5.953	5.946	5.939	5.932	5.900	5.526
102-18	6.020	5.945	5.937	5.930	5.924	5.891	5.509
102-20	6.013	5.937	5.929	5.922	5.915	5.882	5.492
102-22	6.007	5.929	5.921	5.914	5.907	5.872	5.475
102-24	6.000	5.921	5.913	5.906	5.899	5.863	5.458
102-26	5.994	5.913	5.905	5.897	5.890	5.854	5.441
WAL	**15.861**	**11.111**	**10.787**	**10.495**	**10.232**	**9.096**	**4.159**
Mod Durn	**9.452**	**7.616**	**7.474**	**7.344**	**7.224**	**6.677**	**3.577**
Principal Window	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Mar06 - Nov07**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**
CMT_10YR	**4.186**	**4.186**	**4.186**	**4.186**	**4.186**	**4.186**	**4.186**

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.635	1.589	2.173	3.289	4.166	4.960

AMAC027 - Price/Yield - IA7

Price	100 PSA, Call (Y)	300 PSA, Call (Y)	325 PSA, Call (Y)	350 PSA, Call (Y)	375 PSA, Call (Y)	500 PSA, Call (Y)	1000 PSA, Call (Y)
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-26	6.093	6.014	6.004	5.995	5.985	5.931	5.651
101-28	6.086	6.005	5.995	5.986	5.976	5.920	5.632
101-30	6.080	5.997	5.986	5.977	5.966	5.909	5.613
102-00	6.073	5.988	5.977	5.967	5.957	5.898	5.594
102-02	6.067	5.979	5.968	5.958	5.947	5.887	5.575
102-04	6.060	5.970	5.959	5.949	5.937	5.876	5.557
102-06	6.054	5.961	5.950	5.940	5.928	5.865	5.538
102-08	6.047	5.953	5.941	5.930	5.918	5.854	5.519
102-10	**6.041**	**5.944**	**5.932**	**5.921**	**5.909**	**5.843**	**5.500**
102-12	6.034	5.935	5.923	5.912	5.899	5.832	5.482
102-14	6.027	5.927	5.914	5.903	5.890	5.821	5.463
102-16	6.021	5.918	5.905	5.893	5.880	5.810	5.444
102-18	6.014	5.909	5.896	5.884	5.871	5.799	5.425
102-20	6.008	5.900	5.887	5.875	5.861	5.788	5.407
102-22	6.001	5.892	5.878	5.866	5.852	5.777	5.388
102-24	5.995	5.883	5.869	5.857	5.842	5.766	5.370
102-26	5.988	5.874	5.860	5.847	5.833	5.755	5.351
WAL	**15.158**	**9.514**	**9.111**	**8.773**	**8.425**	**6.972**	**3.722**
Mod Durn	**9.294**	**6.967**	**6.757**	**6.576**	**6.384**	**5.522**	**3.246**
Principal Window	**Sep07 - Dec24**	**Sep07 - Nov13**	**Sep07 - Feb13**	**Sep07 - Jul12**	**Sep07 - Dec11**	**Sep07 - Nov09**	**Mar06 - May06**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**
CMT_10YR	**4.186**	**4.186**	**4.186**	**4.186**	**4.186**	**4.186**	**4.186**

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.635	1.589	2.173	3.289	4.166	4.960

AMAC027 - Price/Yield - Z

Price	100 PSA	300 PSA	325 PSA	350 PSA	375 PSA	500 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
91-21+	6.708	6.999	7.053	7.114	7.183	7.652	8.925
91-23+	6.705	6.993	7.047	7.108	7.176	7.641	8.904
91-25+	6.702	6.988	7.041	7.101	7.169	7.630	8.882
91-27+	6.699	6.982	7.035	7.095	7.162	7.619	8.861
91-29+	6.695	6.977	7.029	7.088	7.155	7.609	8.839
91-31+	6.692	6.971	7.023	7.082	7.148	7.598	8.818
92-01+	6.689	6.966	7.017	7.076	7.141	7.587	8.796
92-03+	6.686	6.960	7.012	7.069	7.134	7.576	8.775
92-05+	**6.683**	**6.955**	**7.006**	**7.063**	**7.127**	**7.565**	**8.754**
92-07+	6.680	6.949	7.000	7.056	7.120	7.554	8.732
92-09+	6.677	6.944	6.994	7.050	7.113	7.543	8.711
92-11+	6.674	6.938	6.988	7.043	7.106	7.533	8.690
92-13+	6.671	6.933	6.982	7.037	7.099	7.522	8.668
92-15+	6.668	6.927	6.976	7.031	7.092	7.511	8.647
92-17+	6.665	6.922	6.970	7.024	7.085	7.500	8.626
92-19+	6.662	6.916	6.964	7.018	7.078	7.489	8.605
92-21+	6.658	6.911	6.958	7.011	7.071	7.479	8.583
WAL	**23.923**	**13.643**	**12.589**	**11.570**	**10.571**	**6.499**	**3.300**
Mod Durn	**21.875**	**12.307**	**11.372**	**10.481**	**9.635**	**6.218**	**3.158**
Principal Window	**Aug21 - Jul32**	**Jan12 - Jul32**	**Apr11 - Jul32**	**Aug10 - Jul32**	**Feb10 - Jul32**	**Mar08 - Sep10**	**Sep05 - Mar06**
LIBOR_1MO	**1.84**	**1.84**	**1.84**	**1.84**	**1.84**	**1.84**	**1.84**

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR	50YR
	Yld	1.698	1.740	2.477	3.706	2.5	5.347	2.6